RENREN INC.

1/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

August 18, 2014

VIA EDGAR

Craig Wilson, Sr. Asst. Chief Accountant

Melissa Walsh, Staff Accountant

Mark P. Shuman, Legal Branch Chief

Jan Woo, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Renren Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2013 (the “2013 20-F”)
Filed April 29, 2014
File No. 001-35147

Dear Mr. Wilson, Ms. Walsh, Mr. Shuman and Ms. Woo:

This letter sets forth the Company’s response to the comments contained in the letter dated August 4, 2014 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2013 20-F. The “Company” is used in this letter to refer to Renren Inc., its subsidiaries, and its consolidated affiliated PRC entities. The comments are repeated below and followed by the response thereto.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 86

1.	You indicate in response to prior comment 3 that Nuomi and Qingting are no longer a drain on the Company’s consolidated cash flow after the deconsolidation. Your discussion of historical cash flows should provide insight into the extent to which reported financial information is not necessarily indicative of your future financial condition. Your discussion should provide an indication of which cash flow items should be considered in assessing liquidity. As previously requested, tell us what consideration you gave to disclosing the amount of cash used for discontinued operations in each of the periods presented.

The Company respectfully advises the Staff that after elimination of intercompany interest-free loan, the net cash outflows pertaining to the discontinued operations of Nuomi and Qingting were approximately $18 million, $13 million and $32 million for the years ended December 31, 2011, 2012 and 2013, respectively. Compared with the balances of cash and cash equivalents of $284 million, $207 million and $154 million of the Company as of December 31, 2011, 2012 and 2013, respectively, the Company considers the absence of such disclosure had neither a negative impact on the Company’s liquidity and capital resources nor a material positive impact that would affect our 2013 20-F users’ decision making.

The Company further advises the Staff that, in its future Form 20-F, it proposes to provide strengthened discussion in Item 5.B as follows regarding the impact on the liquidity and capital resources provided by the discontinued operations of Nuomi and Qingting.

In each period presented, Nuomi and Qingting experienced operating loss and net loss. To fund their daily operations, the Company provided intercompany interest-free loans. After elimination of intercompany interest-free loans, the net cash outflows pertaining to Nuomi and Qingting were approximately $13 million, $32 million and nil for the years ended December 31, 2012, 2013 and 2014, respectively. As such, after the deconsolidation, Nuomi and Qingting were no longer a drain on the Company’s consolidated cash flow.

Notes to the Consolidated Financial Statements

Note 10. Long-Term Investments, page F-47

2.	We note from your response to prior comment 6 that you are unable to practically determine your percentage ownership in the partners’ capital of JMOOP. In future filings, provide an indication of your ownership or explain why it is impractical.

The Company respectfully advises the Staff that it proposes to provide additional disclosure in future filings in the note of long-term investments as follows.

The Company made investment and acted as limited partner in JMOOP, which is essentially a hedge fund that focuses on generating return for its partners through investments in the Japanese foreign currency exchange and credit markets.

Pursuant to Subscription Agreement of JMOOP, once the general partner and a prospective investor agreed on the terms and investment objectives, the investor will subscribe for the agreed amount and became a limited partner of JMOOP. The general partner will create a new tranche within the fund for the new limited partner’s monies, and commence the investing activities for this tranche. As of December 31, 2013, the Company invested two individual partner accounts called “Tranche P” and “Tranche W” in JMOOP with initial investment of $20 million for each of them. There are multiple tranches within JMOOP and there is no restriction on the maximum size of the fund. The general partner is not required to obtain existing partners’ consents for or notify the existing partners of the addition of new investors into the fund. Therefore, the Company is practically unable to track its percentage ownership regularly in the partnership’s capital. JMOOP reports the fair market value of the investment securities owned by the Company’s investment tranche on a monthly basis, and the Company recognizes any appreciation or depreciation on its investment in JMOOP based on such valuation report.

3.	We note from your response to prior comment 7 that equity method accounting was applied to your limited partnership interest in JMOOP. You indicate in response to prior comment 6 that you recognize any appreciation or depreciation on your investment tranche in JMOOP based on the reports of fair market value of the investment securities owned. Tell us how your accounting complies with the subsequent accounting guidance for equity method investments in ASC 323-10-35-4. Supplementally provide the computation of your share of JMOOP’s loss/gain for each of the periods presented based on the financial statements provided beginning on page FJ-1.

The Company confirms that it applies ASC 323-10-35-4 for the subsequent recognition of its share of the earnings or losses of its investment in JMOOP.

As stated above, the Company’s initial investment of $20 million on November 18, 2011 and the additional investment of $20 million on February 1, 2013 were allocated to individual partner accounts called “Tranche P” and “Tranche W”, respectively. According to ASC 323-10-35-4, the Company recognizes its share of the earnings or losses of the two tranche in JMOOP in the periods for which they are reported by JMOOP in its financial statements rather than in the period in which JMOOP declares a dividend as the calculation below. After the date of investment, the Company adjusts the carrying amount of JMOOP for its share of the earnings or losses based on the monthly statement for each tranche that details the appreciation or depreciation in market value of the investment securities net of all expenses payable to the fund manager. The Company regards such appreciation or depreciation as its own share of the gain or loss of its investment in JMOOP.

The financial statements for JMOOP for the years ended December 31, 2011, 2012 and 2013 are provided beginning on page FJ-1. The Company set out the computation of its share of JMOOP’s loss/gain for each of the periods presented with reference to the financial statements of JMOOP as below.

	Reference		Tranche P		Tranche W		Total
			$	,000	$	,000	$	,000
Capital contribution on November 18, 2011	FJ-7			20,000
% of capital return for the year ended December 31, 2011	FJ-9	7.73%

Share of gain/(loss)				1,547				1,547
Carrying Value @ 12/31/2011				21,547				21,547

% of capital return for the year ended December 31, 2012	FJ-33	-16.51%

Share of gain/(loss)				-3,560				-3,560

Carrying Value @ 12/31/2012				17,987				17,987

Capital contribution on February 1, 2013	FJ-57					20,000
% of capital return for the first 11 months (Tranche P)	(Note)	105.66%

Share of gain/(loss) for the first 11 months (Tranche P)				19,008
Cash Dividends	FJ-57			-19,158				-19,158

Carrying Value @ 11/30/2013 for Tranche P				17,837

% of capital return for December 2013 (Tranche P)	(Note)	21.66%

Share of gain/(loss) for December 2013 (Tranche P)				3,867

% of capital return for the year ended December 31, 2013 (Tranche W)	FJ-59	32.07%

Share of gain/(loss) for the year ended December 31, 2013				22,875		6,414.80		29,290

Carrying Value @ 12/31/2013				21,704		26,415		48,119

Note: the % of capital return of Tranche P for the year ended December 31, 2013 was 150.22% [(1+105.66%)*(1+21.66%)-1], which can be referred to JMOOP’s financial statement on page FJ-59.

Exhibits 15.2 and 15.3

4.	We note your response to prior comment 8 regarding the consents by TransAsia Lawyers and Maples and Calder. Given that the statements in the Form 20-F regarding the corporate structure of the company and tax laws summarize opinions about material legal matters that you received from TransAsia Lawyers and Maples and Calder, it appears that a consent is required to be filed pursuant to Rule 436 under the Securities Act. The registration statement on Form S-8 (333-177366) is being updated pursuant to Securities Act Section 10(a)(3) by means of the Form 20-F and the exhibits should consent to the incorporation by reference of their names and the summarization of their opinions into the Form S-8 as you have done for the auditors’ consents.

The Company respectfully notes that the statements in the Form 20-F regarding the corporate structure of the Company are made by the Company “based on the advice of TransAsia Lawyers” and not “in the opinion of TransAsia Lawyers.” While the Company consulted with TransAsia Lawyers and received legal advice from it in connection with the question of the legality of the Company’s corporate structure, that legal advice did not take the form of a legal opinion and the conclusions stated are those of the Company.

Item 601(b)(8) of Regulation S-K states that an opinion re tax matters need only be filed “where the tax consequences are material to an investor.” There is no requirement that the disclosure in the “Taxation” section be based on legal opinions of external counsel of the issuer, and the “Cayman Islands Taxation” and “People’s Republic of China Taxation” sections as presently constituted do not present legal opinions about material tax consequences of an investment in the Company’s ADSs.

•	The PRC tax disclosure in “Item 10.E. Taxation” on page 110 merely summarizes what was already presented as the disclosure of the Company (and not the opinion of any law firm) in the fifth paragraph of the PRC tax disclosure in “Item 5. Operating and Financial Review and Prospects—Taxation” section on page 72 and in the last paragraph of “Item 2.D. Risk Factors—Risks Related to Doing Business in China—Discontinuation of any of the preferential tax treatments or imposition of any additional taxes could adversely affect our financial condition and results of operations” on pages 30 and 31. The disclosure in Item 10 does not add any additional legal analysis.

•	The Company does not have any present plans to pay dividends or expect to pay dividends in the foreseeable future, as disclosed on pages 34 and 105 of the 2013 20-F. Absent the payment of dividends, holders of the Company’s ADSs would have no Cayman-source income upon which Cayman taxes might be imposed even if such taxes existed.

Based on the above, the Company believes that none of the referred opinions are required to be filed as exhibits to Form S-8 and therefore that consents to incorporate them by reference are not legally required.

*    *    *

The Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2013 20-F, please contact the undersigned at +86 (10) 8448-1818 or the Company’s U.S. counsel, Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4891.

Very truly yours,

/s/ Hui Huang
Hui Huang
Chief Financial Officer

cc:	Joseph Chen, Chairman and Chief Executive Officer, Renren Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Elsie Zhou, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP